Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MB Financial, Inc.
Commission File No.: 001- 36599

The following communication was provided to employees of MB Financial, Inc. on July 18, 2018.
MEMORANDUM

TO:	All Employees
FROM:	Mitchell Feiger
DATE:	July 18, 2018
SUBJECT:	Merger Update - Fifth Third Chicago’s Post-Merger Leadership Roles

I am very pleased to share with you today the names of certain members of the post-merger team to lead Fifth Third Chicago. Establishing a strong foundation for our company is a critical step in making our merger with Fifth Third successful for our customers, shareholders, communities, and employees. We will continue to operate as separate companies until the close of the merger. In the meantime, we’ve been working on an integration plan to ensure that the transition, targeted for the first quarter of 2019, will be as smooth as possible.

As stated at the time of the announcement, I will serve as chairman and CEO of the Fifth Third Chicago region upon closing of the merger, reporting to Greg Carmichael, CEO of Fifth Third Bancorp. Additionally, the following individuals are expected to serve on Fifth Third Chicago’s leadership team post-close:

Mark Heckler will serve as senior commercial banker for Middle-Market Banking. Since joining MB in 2002 his leadership and customer-focused approach have helped drive our strong middle-market position. Mark will oversee Commercial Banking in Chicago for companies with annual revenue from $10 million to $500 million.

Mark Hoppe will continue in his current role focusing on employee, business, and community relations in Chicago.
Rose Bouman will lead our efforts to execute a best-of-blend strategy to successfully transition to our future state with a focus on culture, employee, and brand integration.
Eric Smith, currently regional president of Fifth Third Chicago, will continue in that role until merger closing. Post-closing, Eric will have a significant role in the Fifth Third organization. Eric’s leadership and work with customers, employees, and the community has helped build Fifth Third’s brand in Chicago. His ongoing guidance and commitment will be valuable in the new organization.
Bruce Comiskey, currently Fifth Third’s senior commercial banker in Chicago, will continue his current responsibilities until close of the transaction and will have a significant role in Fifth Third’s Commercial line of business after closing.
Jose Pena, currently head of Retail Banking for Fifth Third Chicago, will lead Retail Banking and also take on additional leadership responsibility for Business Banking in Chicago, focusing on companies with up to $10 million in annual revenue. Jose has been with Fifth Third for 17 years and has been in banking for more than 30 years. Stephen Ball will lead the Business Banking group in our combined Chicago organization and report to Jose. Mike Winters, who currently leads Business Banking for Fifth Third’s Chicago region, will lead a sales team and report to Stephen Ball.
Tim Hannahs, currently Managing Director, Fifth Third Private Bank for Chicago, will lead the Fifth Third Private Bank efforts in our combined organization. At Fifth Third, the Private Bank delivers wealth and private banking solutions to high net worth individuals. Tim has spent the majority of his 25-year career with Fifth Third Private Bank.

Confidential - For Internal Use Only

MEMORANDUM
July 18, 2018
To: All Bank Employees
Page: 2
Joe Tunk, currently Mortgage Group sales manager for Fifth Third Chicago, will serve as Mortgage head in the new organization. Joe recently joined Fifth Third from CIBC and has more than 25 years of mortgage experience, including time spent at BMO Harris, PNC, and Chase, all in Chicago.
In addition to announcing the post-merger Fifth Third Chicago region leadership team, I am happy to share how some national commercial lines will be structured. Jill York will head equipment finance and leasing in the combined organization. Indirect lending for recreational vehicles, boats, and motorcycles also will be under Jill’s leadership. Mike Sharkey will lead our combined national asset-based lending business. Jill and Mike will report to Greg Schroeck, head of Commercial Specialty Products and Administration for Fifth Third.
We look forward to bringing this team together. There is no doubt we will truly be better together and create a dominant bank in Chicago with 20% market share in commercial banking, the 4th largest deposit market share, and market-wide branch coverage.

While this is a high-level look at expected management once the merger has closed, there are many personnel and other decisions yet to be made. We are working closely across both organizations to understand opportunities and challenges and to follow our Integration Guiding Principles of using a best-of-blend approach.
This is just one of many planned announcements regarding the integration of our organizations. We will provide updates as they are available. Please continue to bring your questions to your manager or submit them to mergerquestions@mbfinancial.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the preliminary Proxy Statement of MB Financial, Inc. and a preliminary Prospectus of Fifth Third Bancorp, which, when finalized, will be sent to the stockholders of MB Financial, Inc.. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the preliminary Proxy Statement/Prospectus, the definitive Proxy Statement/Prospectus (when available) as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the definitive Proxy Statement/Prospectus (when available) can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.
Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Confidential - For Internal Use Only

MEMORANDUM
July 18, 2018
To: All Bank Employees
Page: 3
FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Confidential - For Internal Use Only